

October 11, 2013

<u>Via Email</u>
Ting Zheng
Chief Executive Officer
China Cord Blood Corp.
48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

> **Re:** **China Cord Blood Corp.**
> **Registration Statement on Form F-3**
> **Filed September 12, 2013**
> **File No. 333-191121**
> **Supplemental Response Letter**
> **Dated October 2, 2013**

Dear Ms. Zheng:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to prior comment 2 from our letter date September 26, 2013 and your assertion that the interim financial information submitted on Form 6-K is not material. It appears to us that the interim financial information is material. It also appears to us that the interim financial information included in the Form 6-K submitted on August 26, 2013 is available to shareholders and therefore that information should be included in the Form F-3 registration statement. Please provide us with your analysis supporting your conclusion or revise the registration statement as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3536 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Mitchell Nussbaum
        Loeb & Loeb LLP